KW 9/1

11023011

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 24 2016
REGISTRATIONS BRANCH
13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Growth Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 High St. 30th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith A. Wilson — 617 261 4181
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High St.	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 9/1

OATH OR AFFIRMATION

I, M. Benjamin Howe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Growth Capital, LLC, as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, Co-Founder

Title

Notary Public

JUDITH A. WILSON
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 12, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Member and Management of America's Growth Capital, LLC:

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (the "Company"), a Delaware Limited Liability Company and a wholly-owned subsidiary of America's Growth Capital Holdings, LLC, as of June 30, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America's Growth Capital, LLC as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on pages 15 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
August 18, 2011

MEMBER OF PKF NORTH AMERICA,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

America's Growth Capital, LLC

Statement of Financial Condition

June 30, 2011

Assets

Cash and cash equivalents	$ 2,369,169
Certificates of deposit	303,758
Marketable investments, at fair value	6,091,977
Non-marketable investments	1,450,448
Accrued interest receivable	71,501
Investment banking fees receivable	287,168
Other receivables	42,154
Due from related parties, non-interest bearing	24,110
Prepaid expenses and other current assets	274,793
Deposits	226,385
Property and equipment, net	785,189
Total assets	$ 11,926,652

Liabilities and Member's Equity

Liabilities:	
Accounts payable	$ 56,897
Accrued compensation	1,282,690
Deferred rent	5,985
Deferred revenue	1,078,362
Other liabilities	771,410
Total liabilities	3,195,344
Member's equity	8,731,308
Total liabilities and member's equity	$ 11,926,652

See accompanying notes to financial statements.

America's Growth Capital, LLC

Statement of Income

Year Ended June 30, 2011

Revenues:	
Investment banking revenues	$ 24,010,223
Other income	602,772
Total revenues	24,612,995
Expenses:	
Compensation and benefits for members of the Parent for procedures and employees	8,674,823
Compensation and benefits	5,561,970
Occupancy costs	612,066
Technology, communications and information processing	324,690
General and administrative expenses	594,725
Travel and entertainment	490,717
Professional fees	296,929
Office expense	131,675
Depreciation and amortization	49,156
Regulatory fees and expenses	121,872
Total expenses	16,858,623
Other income:	
Interest income	247,262
Net realized and unrealized income on investments	542,516
Total other income	789,778
Net income	$ 8,544,150

See accompanying notes to financial statements.

America's Growth Capital, LLC

Statement of Changes in Member's Equity

Year Ended June 30, 2011

Member's equity at June 30, 2010	$ 6,783,122
Net income	8,544,150
Distributions to member	(6,595,964)
Member's equity at June 30, 2011	$ 8,731,308

See accompanying notes to financial statements.

America's Growth Capital, LLC

Statement of Cash Flows

Year Ended June 30, 2011

Cash flows from operating activities:	
Net income	$ 8,544,150
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	49,156
Net realized and unrealized loss on investments	101,130
Net realized and unrealized gain on non-marketable investments	(632,753)
Changes in assets and liabilities:	
Accrued interest receivable	(13,121)
Investment banking fees receivable	173,620
Other receivables	(6,132)
Prepaid expenses and other current assets	(100,850)
Deposits	(126,857)
Accounts payable	(34,559)
Accrued compensation	(340,520)
Deferred rent	(23,943)
Deferred revenue	577,038
Other liabilities	660,696
Net cash provided by operating activities	8,827,055
Cash flows from investing activities:	
Purchase of certificate of deposit	(303,758)
Due from related parties	(17,220)
Purchases of trading securities	(4,640,399)
Sales of trading securities	3,525,393
Purchases of property and equipment	(776,427)
Net cash used in investing activities	(2,212,411)
Cash flows from financing activities:	
Distributions to member	(6,595,964)
Net cash used in financing activities	(6,595,964)
Net increase in cash and cash equivalents	18,680
Cash and cash equivalents at beginning of year	2,350,489
Cash and cash equivalents at end of year	$ 2,369,169

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

America's Growth Capital, LLC (the "Company') was incorporated January 8, 2003 under the laws of the State of Delaware and is a limited liability company. America's Growth Capital Holdings, LLC (the "Parent") is the Company's sole member. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages principally in investment banking and limited trading services for its clients around the globe. Limited research activity was terminated in 2009 and trading services were terminated in 2010.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Profit and loss arising from all investment transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Interest income is recognized on the accrual basis.

Revenue Recognition

Investment banking revenues include retainer and success fees paid for providing merger-and-acquisition and financial restructuring advisory services as well as fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the transaction is completed.

In the ordinary course of business, the Company invoices and collects upfront, non-refundable retainer fees in connection with certain of its service engagements. The retainer fees are deferred and recognized ratably over the estimated term of the engagement.

Revenue derived from out-of-pocket expenses is recorded on a gross basis in other income in the statement of income. Out-of-pocket expenses primarily consist of reimbursable travel expenses related to its investment banking business.

Income Taxes

The Company is a wholly-owned limited liability company. Accordingly, the Company does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its Parent, America's Growth Capital Holdings, LLC. The Company does not pay income taxes to its Parent nor does it have a tax sharing agreement with its Parent. Management does not have the intention of changing these facts. Thus, income taxes are not presented in its statement of financial condition.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. There are no uncertain tax positions that require accrual or disclosure at June 30, 2011. The Company records interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended June 30, 2011.

The Company is currently open to audit under the applicable statues of limitations by the Internal Revenue Service for the years ended June 30, 2008 thru 2011. The years open to examination by state taxing authorities vary by jurisdiction; no years prior to 2008 are open.

America's Growth Capital, LLC

Notes to Financial Statements (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

	Life in Years
Hardware	2 years
Software	2 years
Furniture and fixtures	5 - 7 years

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease life. The remaining lives of fixed assets are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

Marketable Investments Valuation

Investments in corporate debt and marketable equity securities which are traded on a national securities exchange are valued at fair value based on the last reported sales price on the last business day of the period.

Fair Value Hierarchy

The Company groups its assets and liabilities, generally measured at fair value, in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value Hierarchy (concluded)

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") amended its standards related to the disclosure of fair value measurements to require: (1) separate disclosure of significant amounts transferred in and out of Levels 1 and 2 fair value measurement categories, (2) a reconciliation of activity in the Level 3 fair value measurement category to present separately information relating to purchases, sales, issuances and settlements, (3) greater disaggregation of the assets and liabilities for which fair value measurements are presented and (4) expanded disclosure of the valuation techniques and inputs used to measure assets and liabilities in Levels 2 and 3 fair value measurement categories. The Company adopted these amendments effective July 1, 2010, with the exception of the requirement related to the reconciliation of activity in Level 3 fair value measurement category, which is effective for years beginning after December 31, 2010. These amendments do not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB amended its standard related to fair value measurement and disclosure requirements in accordance with GAAP and International Financial Reporting Standards. The amendments (1) change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurement, (2) clarify the intent of the application of existing fair value measurement requirements and (3) change the requirements for measuring fair value and for disclosing information about fair value. The amendments are not intended to change the application of existing requirements for fair value measurement. The amendments should be applied prospectively effective during the first interim and annual periods beginning after December 15, 2011. The adoption of these amendments is not expected to have a material impact on the Company's consolidated financial statements.

3. MARKETABLE INVESTMENTS

Trading assets, at fair value, consist of the following at June 30, 2011:

Corporate bonds:	
Financial services	$ 1,513,419
Consumer services	714,504
Consumer goods	943,159
Technology	558,437
Oil	385,730
Telecommunications	406,028
Pharmaceutical	395,368
Basic materials	387,246
Other	773,780
	6,077,671
Marketable equity securities:	
Common stock	14,306
	$ 6,091,977

For the year ended June 30, 2011, the net gain on trading activities for trading securities held at the reporting date was $35,588.

4. NON-MARKETABLE INVESTMENTS

At June 30, 2011, investments of $1,450,448 consist of non-marketable warrants in three private companies and stock in a private company. The warrants and stock were received as all or a portion of investment banking revenue. The changes in fair value of these investments are reported in the statement of income. See Note 6.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2011:

Hardware	$ 287,156
Software	3,599
Furniture and fixtures	60,011
Leasehold improvements	49,709
Construction in progress	725,365
	1,125,839
Less: accumulated depreciation and amortization	(340,650)
	$ 785,189

PROPERTY AND EQUIPMENT (concluded)

In connection with a new office lease executed in 2011 with a lease term commencing in 2012, the Company is expected to incur approximately $1,059,000 of construction costs, $725,365 of which has been incurred as of June 30, 2011 and is included in construction in progress. Under the terms of the lease, the Company will be reimbursed by the landlord up to $827,820 in construction costs. When invoiced in accordance with the terms of the lease, reimbursements will be recorded as deferred lease incentives on the statement of financial condition and will be amortized through rent expense over the lease term. As of June 30, 2011, no invoices have been issued to the landlord for reimbursement of construction costs.

6. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of June 30, 2011:

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Marketable equity securities	$ 14,307	$ -	$ -	$ 14,307
Corporate bonds	-	6,077,670	-	6,077,670
Warrants	-	-	126,920	126,920
Private company stock	-	-	1,323,528	1,323,528
	$ 14,307	$ 6,077,670	$ 1,450,448	$ 7,542,425

Marketable equity securities are valued using the closing market price.

Corporate bonds are valued using market inputs including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and the reference date including market research publications, plus observations of equity and credit default swap curves related to the issuer as applicable.

The fair value of warrants is calculated using the Black-Scholes option pricing model. This option pricing model requires input of assumptions including the volatility of the closing market price of comparable company stocks, the contractual term of the warrant and the risk-free interest rate. Volatility is estimated using historical stock prices of comparable companies. The risk-free rate is based on the yield of a U.S. Treasury security with a term consistent with the warrant.

FAIR VALUE MEASUREMENTS (concluded)

For the private company stock, the per share value range is calculated using revenue and EBITDA multiples of publicly-traded comparable companies with generally similar business characteristics and operating performance to Trustwave, and applying these multiples to Trustwave's operating metrics. The resulting implied enterprise values, adjusted by adding cash, subtracting debt and subtracting an estimated liquidity preference provide a range of estimates for the Trustwave share value.

In such instances that the Company receives an offer to sell either their warrants or private company stock, the Company generally will use the offer price as a basis for revaluing these investments in place of the above mentioned methods.

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of July 1, 2010	$ 817,695
Net realized and unrealized gains	632,753
Balance as of June 30, 2011	$1,450,448
Change in net realized and unrealized gains for investments still held at June 30, 2011	$ 632,753

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

7. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to such risk include cash and cash equivalents, which may exceed insured limits. The Company has not experienced losses associated with any such concentrations, and the financial statements do not include any reserves for such risks.

8. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under operating lease and sublease agreements expiring through May 2018. Deferred rent represents the cumulative difference between the recognition of rent expense on a straight-line basis over the life of the lease and the cumulative rent payments made.

Rent expense under the operating leases for the year ended June 30, 2011 was approximately $694,000.

The Company also utilizes certain equipment under the terms of operating leases expiring through October of 2014.

The Company subleases a portion of its facility under an agreement which is set to expire in September 2011. The total income earned under this agreement amounted to approximately $236,000 for the year ended June 30, 2011 and is netted against occupancy costs in the statement of income.

Future minimum lease payments required under operating lease agreements, net of sublease income, for the years ended June 30 are as follows:

2012	$ 457,720
2013	860,170
2014	823,073
2015	678,651
2016	656,507
Thereafter	1,282,547
Total minimum lease payments	$ 4,758,668

In the normal course of business, the Company may enter into underwriting commitments. There are no transactions relating to such underwriting commitments that were open at June 30, 2011.

The Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

COMMITMENTS AND CONTINGENCIES (concluded)

Under the terms of the Company's office lease, the Company entered into an irrevocable standby letter of credit for use as a security deposit. The standby letter of credit is secured by the Company's certificate of deposit in the amount of $300,000. The standby letter of credit may decrease to an amount determined by the landlord in September 2014 if the Company satisfies the reduction conditions in the lease and will remain at that level until the lease expires on May 31, 2018.

From time to time, in the ordinary course of business, various legal claims may arise. GAAP requires the Company to accrue for losses it believes are probable and can be reasonably estimated. In the opinion of management, no such losses are accrued for in the Company's financial statements as of June 30, 2011.

9. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2011, the Company had net capital of $5,298,464, which is $5,085,441 in excess of its required net capital of $213,023, and the Company's aggregate indebtedness to net capital ratio was 0.60 to 1.

10. RELATED PARTY TRANSACTIONS

The Company enters into transactions with its employees. The Company has amounts due from related party employees totaling $24,110 at June 30, 2011.

11. CUSTOMER CONCENTRATIONS

Transactions with twelve (12) customers accounted for approximately fifty-seven percent (57%) of the Company's revenues for the year ended June 30, 2011.

12. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") offered to substantially all of its employees. The Company made no contribution to the Plan for the year ended June 30, 2011.

America's Growth Capital, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(D)(4) of the Securities and Exchange Commission

June 30, 2011

Computation of net capital:

Total member's equity from statement of financial condition	$ 8,731,308
Less non-allowable assets:	
Accrued interest receivable	71,501
Investment banking fees receivable	287,168
Other receivables	42,154
Due from related parties, non-interest bearing	24,110
Prepaid expenses and other current assets	274,793
Non-marketable securities	1,450,448
Deposits	226,385
Property and equipment, net	785,189
Total non-allowable assets	3,161,748
Less haircuts on securities	271,096
Net capital	$ 5,298,464

Computation of basic net capital requirement:

Minimum dollar net capital requirements of reporting broker-dealer	$ 100,000
Minimum net capital required (6-2/3% of aggregate indebtedness pursuant to Rule 15c3-1)	$ 213,023
Excess net capital	$ 5,085,441
Aggregate indebtedness	$ 3,195,344
Ratio: Aggregate indebtedness to net capital	0.60 to 1

See independent auditors' report.

America's Growth Capital, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(D)(4) of the Securities and Exchange Commission (Concluded)

Year Ended June 30, 2011

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 and the computation of net capital pursuant to Rule 15c3-1 contained herein.

See independent auditors' report.

WOLF
& COMPANY, P.C.

Report on Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member and Management of America's Growth Capital, LLC:

In planning and performing our audit of the financial statements of America's Growth Capital, LLC (the "Company"), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

MEMBER OF PKF NORTH AMERICA,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS
99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.
Boston, Massachusetts
August 18, 2011

WOLF
& COMPANY, P.C.

America's Growth Capital, LLC

Financial Statements and Supplementary Information

Year Ended June 30, 2011